UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SANTARUS, INC.

(Name of Subject Company (Issuer))

WILLOW ACQUISITION SUB CORPORATION

(Offeror) a wholly owned subsidiary of

SALIX PHARMACEUTICALS, INC.

(Offeror) a wholly owned subsidiary of

SALIX PHARMACEUTICALS, LTD.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

802817304

(CUSIP Number of Class of Securities)

Rick D. Scruggs, Executive Vice President, Business Development

William Bertrand, Jr., Senior Vice President, General Counsel

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, NC 27615

(919) 862-1000

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

With Copies to:

David B.H. Martin, Esq.

Keir D. Gumbs, Esq.

Covington & Burling LLP

1201 Pennsylvania Avenue, N.W.

Washington, DC 20004

(202) 662-6000

CALCULATION OF FILING FEE

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N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
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This filing relates solely to preliminary communications made before the commencement of a tender offer by Willow Acquisition Sub Corporation, a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), to purchase all of the issued and outstanding shares of common stock, $0.0001 per share, of Santarus, Inc., a Delaware corporation (“Santarus”), pursuant to an Agreement and Plan of Merger, dated as of November 7, 2013, among Salix, Salix Pharmaceuticals, Inc., a California corporation, Merger Sub and Santarus.

On November 7, 2013, Salix hosted a conference call relating to Salix’s third quarter financial results and the proposed transaction between Salix and Santarus. Below is a transcript of the conference call:

CORPORATE PARTICIPANTS

Michael Freeman Salix Pharmaceuticals Ltd - Associate VPof IR and Corporate Communications

Adam Derbyshire Salix Pharmaceuticals Ltd - EVP and CFO

Carolyn Logan Salix Pharmaceuticals Ltd - President and CEO

Bill Forbes Salix Pharmaceuticals Ltd - EVP, Medical, Research and Development and Chief Development Officer

CONFERENCE CALL PARTICIPANTS

Gregg Gilbert BofA Merrill Lynch - Analyst

David Amsellem Piper Jaffray & Co. - Analyst

Jason Gerberry Leerink Swann & Company - Analyst

Tim Lugo William Blair & Company - Analyst

Andrew Finkelstein Susquehanna Financial Group - Analyst

Irina Rivkind Cantor Fitzgerald - Analyst

Mario Corso Mizuho Securities - Analyst

Gary Nachman Goldman Sachs - Analyst

Annabel Samimy Stifel Nicolaus - Analyst

John Newman JMP Securities - Analyst

PRESENTATION

Operator

Good day and welcome to those Salix pharmaceuticals third-quarter earnings conference call. Today’s conference is being recorded. At this time I would like to turn the conference over to Mr. Michael Freeman. Please go ahead, sir.

Michael Freeman - Salix Pharmaceuticals Ltd - Associate VPof IR and Corporate Communications

Good afternoon, thank you for joining us today. I am Mike Freeman, Associate Vice President of Investor Relations and Corporate Communications for Salix Pharmaceuticals. With me today are Carolyn Logan, President and Chief Executive Officer; Adam Derbyshire, Executive Vice President and Chief Financial Officer; and Bill Forbes, Executive Vice President, Medical and Research and Development and Chief Development Officer.

Adam will begin the presentation with a review of financial results for the third quarter of 2013. Carolyn will then review operations for the quarter, and then comment and on today’s news regarding the definitive merger agreement under which Salix will acquire all of the outstanding common shares of Santarus for $32 per share in cash.

At the conclusion of these comments, management will respond to appropriate questions. Various remarks that management might make during this conference call about future expectations, plans and prospects for the Company, constitute forward-looking statements for purposes of the Safe Harbor Provisions under the Private Securities Litigation Reform Act of 1995.

Actual results might differ materially from those indicated by these forward-looking statements as a result of various important factors including those discussed in our press releases and SEC filings, including our form 10-K for 2012. Specifically, the information in this conference call related to projections, development plans, and other forward-looking statements is subject to this Safe Harbor. I now will turn the call over to Adam.

Adam Derbyshire - Salix Pharmaceuticals Ltd - EVP and CFO

Thank you, Mike. Total product revenue was $238.2 million for the third quarter of 2013, a 29% increase compared to $185.1 million for the third quarter of 2012. Total product revenue for the first nine months of 2013 was $676.2 million, a 26% increase compared to $537.3 million for the first nine months of 2012.

Xifaxan revenue for the third quarter of 2013 was $165.9 million, a 20% increase compared to $137.9 million for the third quarter of 2012. Xifaxan revenue for the first nine months of 2013 was a $469.8 million, a 28% increase compared to $367.5 million for the first nine months of 2012.

Apriso revenue for the third quarter of 2013 was $38.1 million, a 93% increase compared to $19.7 million for the third quarter of 2012. Apriso revenue for the first nine months of 2013 was $91.5 million, a 62% increase compared to $56.6 million for the first nine months of 2012. We provided a table in our third-quarter press release, issued earlier today, which provides more detail of net product revenues.

Total cost of products was $42.9 million for the third quarter of 2013 and $122.5 million for the first nine months of 2013, compared to $26.5 million for the third quarter and $93.9 million for the first nine months of 2012. Gross margin on total product revenue, excluding $11.2 million and $11.3 million in amortization of product rights and intangible assets, for the first three periods ended September 30, 2013, and 2012, respectively, was 82% and 86%.

Gross margin on total product revenue, excluding $33.5 million and $34 million in amortization of product rights and intangible assets, for the nine-month periods ended September 30, 2013 and 2012, respectively, was 82% and 83%. Gross margin fluctuates from quarter to quarter, due to product mix. We continue to believe gross margin on total product revenue for 2013 to be approximately 82%.

Research and Development expenses were $38.2 million for the third quarter of 2013, and $113.7 million for the first nine months of 2013, compared to $32.8 million and $86.7 million, respectively, for the prior-year periods. The increase in research and development expenses for the third quarter of 2013 compared to the third quarter of 2012, was due primarily to the cost associated with the Xifaxan retreatment study known as TARGET 3.

Selling, general and administrative expenses were $67.2 million for the third quarter of 2013, and $223.8 million for the first nine months of 2013, compared to $61.5 million and $187.3 million, respectively, for the prior-year periods. The increase in selling and general and administrative expenses for the third quarter of 2013 compared to the third quarter of 2012, was primarily due to increased personnel costs and increased legal expenses.

The Company reported GAAP net income of $47.3 million or $0.71 per share, fully diluted, for the third quarter of 2013, and $90.8 million or $1.40 per share, fully diluted, for the nine-month period ended September 30, 2013. For the three-month period ended September 30, 2013, earnings before interest, taxes, depreciation, stock -based compensation expense and amortization and the non-cash charge in acquisition-related contingent consideration known as EBITDA, was $98.6 million, and the non-GAAP net income was $59.8 million or $0.89 per share fully diluted.

Non-GAAP net income is comprised of EBITDA adjusted for cash interest expense, and interest income and a provision for income taxes based on non-GAAP income before tax. For the three-month period ended September 30, 2013, non-GAAP net income with income taxes provided on a cash basis, was $70.7 million or $1.06 per share, fully diluted.

We believe these non-GAAP measures might provide investors additional, relevant information, in part for purposes of historical comparison. In addition, we use these non-GAAP measures to analyze our performance in more detail, and with better historical comparability.

However, you should be aware that non-GAAP measures are not superior to, nor a substitute for, the comparable GAAP measures. And these non-GAAP measures might not be comparable to similar-named measures disclosed by other companies. We provided a table in our third-quarter press release, issued earlier today, which provides a reconciliation of actual results and future guidance for these non-GAAP measures, to the most closely related GAAP measures.

Cash and cash equivalents were $817.7 million as of September 30, 2013, and $852.1 million as of October 31, 2013. Xifaxan 550 continued to perform well during the third quarter of 2013, as demonstrated by impressive prescription growth of 24% compared to the third quarter of 2012.

Apriso also demonstrated strong prescription year-over-year growth, up 53% in the third quarter of 2013, compared to the third quarter 2012. Relistor prescriptions increased 28% year over year for the third quarter of 2013, compared to the third quarter of 2012.

We continue to believe total Company revenue for 2013 will be approximately $920 million, representing 25% growth over our 2012 revenue. Excluding expenses associated with the pending acquisition of Santarus, we continue to believe we’ll be able to generate EBITDA for 2013 of approximately $353 million, representing 37% growth over 2012 EBITDA.

Non-GAAP net income for 2013 should be approximately $211.1 million or $3.20 per share, fully diluted, for the full year ending December 31, 2013. For the full year ending December 31, 2013, non-GAAP net income, with income taxes provided on a cash basis, should be approximately $243.1 million, or $3.68 per share, fully diluted.

The current, annualized run rate is based on dollarizing September, 2013 prescription data for Xifaxan, MoviPrep, OsmoPrep, Apriso, Relistor and our other products are approximately $630 million, $106 million, $128 million, $46 million and $48 million, respectively. Based on the full-year 2013 guidance provided above, for the fourth quarter of 2013, we anticipate total product revenue to be approximately $243.8 million. And EBITDA, excluding expenses associated with the acquisition of Santarus, should be approximately $102.5 million.

Non-GAAP net income for the fourth quarter should be approximately $61.7 million, or $0.90 per share, fully diluted. For the three-month period ending December 31, 2013, non-GAAP net income with income taxes provided on a cash basis, should be approximately $69.6 million or $1.01 per share, fully diluted. I now will turn the call over to Carolyn Logan, our President and CEO.

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

Thank you, Adam. Xifaxan 550 for the treatment of hepatic encephalopathy continues to demonstrate sustained growth and market penetration. During the past 12 weeks, Xifaxan 550 achieved a record high level of total prescriptions in 10 of those 12 weeks.

In October, the American Liver Foundation named Salix as the National Corporate Partner of the Year. The award recognizes Salix’s contribution to the development and introduction of Xifaxan and the Company support of the foundation’s efforts to educate patients and caregivers. We are honored by this recognition and believe that this award exemplifies our commitment to collaborating with healthcare providers, caregivers and patients to diagnose and manage hepatic encephalopathy.

This year, we partnered with the foundation to launch several initiatives, including HE 123. HE 123 is the most comprehensive online resource available for patients and caregivers to learn about hepatic encephalopathy. We look forward to continuing our relationship with the American Liver Foundation in our mutual effort to lessen the burden of liver disease.

During the third quarter of 2013, Apriso, our once-a-day treatment for the maintenance of remission of ulcerative colitis, continued to benefit from changes in the marketplace. Since the beginning of 2013, Apriso’s share of the branded, 5A SA market for ulcerative colitis has increased 40% and the product currently holds approximately 12.5% market share.

The number of Apriso prescriptions sold during the first nine months of 2013 equaled the total number of prescriptions sold during the entire year of 2012. During the quarter, our HIV therapeutic specialist and the Futura specialty sales force continued our launch of Fulyzaq for the symptomatic relief of non- infectious diarrhea in adult patients with HIV or AIDS, who are on antiretroviral therapy.

We are pleased to announce that the Fulyzaq patient assistance program has been launched and is now serving both under-insured and uninsured patients, who meet the predefined eligibility criteria. Additionally, several state AIDS drug assistance programs, or also called ADAPs, added Fulyzaq to their formularies during the third quarter. We continue to leverage our expertise in gastrointestinal medicine in order to effectively deliver this much-needed treatment to patients.

On October 1 we announced that the FDA would convene an advisory committee on March 10 and 11, 2014, regarding our supplemental New Drug Application or sNDA, for Relistor, for opioid-induced constipation in patients with chronic pain. The FDA intends to seek input from this advisory committee, prior to answering the Company’s formal appeal to a complete response action, that the FDA took on July 27, 2013, regarding our Relistor sNDA.

We remain hopeful that a path forward can lead to the expansion of the use of this new and alternative therapy to treat OIC in patients suffering chronic pain. The FDA has stated that it will take action under the appeal within 30 days after receiving input from this advisory committee.

Progress continued during the third quarter with respect to TARGET 3, our Phase III study to evaluate the efficacy and safety of repeat treatment with rifaximin 550 milligrams TID, or three times a day, for 14 days, in subjects with irritable bowel syndrome with diarrhea, which is also called IBS-D, who responded to an initial treatment course with rifaximin 550 milligrams TID for 14 days. We continue to enroll subjects into the double-blind retreatment phase of the study, and anticipate securing a FDA decision regarding approvability during the second half of 2014.

Earlier in the year we announced statistically significant results for Budesonide Foam in the treatment of active mild to ulcerative proctitis or ulcerative proctosigmoiditis in two Phase III studies. The Company plans for an NDA submission during the fourth quarter of 2013.

During the third quarter of 2013 patient enrollment continued in our Phase II double-blind placebo-controlled dose ranging study of rifaximin solid soluble dispersion or SSD tablets for the prevention of complications of early decompensated liver cirrhosis. Rifaximin SSD, formerly referred to as next-generation rifaximin, was formulated to maximize both the dosing efficiency as well as the efficacy of rifaximin.

We continued to sessions with the FDA during the third quarter regarding the design of the Phase III trial of extended intestinal release or EIR rifaximin. We anticipate initiating patient enrollment in two Phase III trials by the end of 2013, with the goal of securing FDA approval to market EIR rifaximin for the treatment of Crohn’s disease.

Over the course of the past several months we continued to enhance our intellectual property positions relating to Xifaxan, Fulyzaq and Relistor. We secured an additional pharmaceutical formulation patent containing a rifaximin polymorph that should provide protection until 2026. And a patent covering the formulation, methods of administering and methods of making the extended intestinal release formulation of rifaximin that should provide protection until 2027.

We secured a formulation patent covering our Relistor syringe, vial, pre-filled syringe and multi-dose pen products that should provide protection until 2024 and a formulation patent covering our oral Relistor product that should provide protection until 2031. We also secured a method of treatment patent covering Fulyzaq that should provide protection until 2018.

Earlier this afternoon, Salix and Santarus announced that The Companies have entered into a definitive merger agreement under which Salix will acquire all of the outstanding common stock of Santarus for $32.00 per share in cash without interest. The all-cash transaction values Santarus at approximately $2.6 billion. The $32.00 per share price represents a 36% premium over Santarus’s November 6, 2013 closing price of $23.53 per share, and a 39% premium over Santarus’s average closing stock price for the prior 30-day trading period.

The proposed transaction has been unanimously approved by the Boards of Directors of both Salix and Santarus. We expect to close the transaction in the first quarter of 2014.

We view this acquisition as transformative, both commercially and financially, for Salix. The combination of the two Companies fulfills many of our strategic needs while providing immediate and significant accretion in 2014 and beyond.

We’re very pleased to be able to merge our sales forces, combine two complementary product portfolios, expand our pipeline, diversify revenue, access healthcare providers in primary care, and add a significant number of healthcare prescribers to our called-on universe. We look forward to combining the assets of both Companies in order to create a larger, even stronger Company with greater scope and impact then either Company could offer independently. This strategic combination positions us to further strengthen our presence in the gastroenterology market and also to expand our digestive disease expertise into the primary care market.

I would like to take this opportunity to compliment and thank Gerry Proehl, his management team and all the Santarus employees for their hard work in building Santarus into a premier, specialty biopharmaceutical Company. Salix looks forward to the opportunity to build on Santarus’s success.

Additionally, I’d like to thank all of our stakeholders for their ongoing confidence in, and commitment to, our success. We look forward to all of our stakeholders, patients, healthcare providers, employees and stockholders benefiting from the increased scale created by a larger, even stronger Salix.

Salix has grown significantly since the launch of our first commercial product in 2001. For the past 13 years we’ve been striving to achieve and continue our mission of being the leading gastroenterology-focused, specialty pharmaceutical Company. This acquisition clearly solidifies achievement of this goal and we believe creates a platform for even greater future growth and success.

We believe this combination should have potential impressive impact in several aspects of our business. Just to highlight some of the most important aspects of this pending acquisition, I’ll call your attention to the fact that the combination of Salix and Santarus solidifies our leading position in gastroenterology. While each Company is specialty focused, there is no overlap in our marketed products or in development products.

The combined Company offers a commercial profile of 22 marketed products including Xifaxan, Uceris, Glumetza, Apriso, Zegerid, MoviPrep, Relistor, Solesta, Fulyzaq, Cyclocet and Fenoglide. The expansion of our commercial product portfolio, combined with the expansion of our sales force, creates opportunities to provide more solutions for patients and healthcare providers. These are opportunities that we look forward to with great anticipation.

The combination should also provide meaningful revenue diversification. Uceris, Glumetza and Zegerid have the potential to diversify Salix’s product offering and revenue base in the short term. And potential growth from recently launched Uceris is expected to provide increased revenue diversification in the longer-term.

Based on pro forma estimates, no product is expected to account for more than 50% of the combined Company’s revenue. We believe the transaction should create a Company with a stronger and more attractive financial profile then either Company could create independently.

The annualized combined Company financial results based on the quarter ended September 30, 2013, will revenue of $1.348 billion adjusted EBITDA of $537 million. We expect this strategic combination should generate immediate and significant accretion in 2014, and even greater earnings-per-share accretion in 2015.

Revenue synergies from the increased number of sales representatives in gastroenterology and the expanded presence in primary care, combined with strong growth and the realization of additional synergies should drive this accretion. It should be noted that these revenue synergies are not included in our guidance. For 2014 we expect to generate GAAP EPS of approximately $3.85 per share, fully diluted, or non-GAAP EPS of approximately $5, fully diluted.

We provided a table in our Press Release issued earlier today that reconciles these 2014 GAAP and non-GAAP estimates. These EPS estimates assume no upside from revenue synergies, product launches or indication approvals. And, very importantly, the strong cash flow expected to be generated by the Company should lead to rapid debt repayment.

We are targeting, over the next three years, to de-lever to a debt-to-EBITDA ratio of approximately three times. We also look forward to the combined Company creating opportunities for significant revenue synergies.

Salix’s increased presence and the gastroenterology market should benefit Uceris as well as Salix’s products. Additionally, the strategic combination leverages Santarus experience, specialty sales force immediately to gain revenue synergies from Salix’s existing products, while continuing to grow Santarus’s products.

The creation of a third sales force in gastroenterology and hepatology will allow key GI products to have increased promotional exposure. And importantly, the addition of Santarus’s experienced specialty sales force achieves Salix’s goal to expand its GI products into primary care to capture significant product sales currently not accessed by the Salix sales effort.

Again, thank you for your ongoing interest in, and support for, Salix. This completes my formal comments, and thank you for your participation in today’s call. Now, I’ll turn the call over to the operator to begin the question-and-answer session. Thank you.

QUESTION AND ANSWER

Operator

Thank you.

(Operator Instructions)

Gregg Gilbert, Merrill Lynch.

Gregg Gilbert - BofA Merrill Lynch - Analyst

Thank you, good afternoon. I’ll just ask three quick ones up front. First, are there any cost synergies you’re factoring in? Can you quantify those?

Second, Adam, what’s a good number to use for cost of debt or a range? And third, maybe for Carolyn, can you give us some color on the duration of some of the key products from the Santarus side? Thanks.

Adam Derbyshire - Salix Pharmaceuticals Ltd - EVP and CFO

Sure. The synergies that we assumed are actually built into our guidance for 2014. Keep in mind this is preliminary guidance. We wanted to give people an idea of where this is heading for 2014.

Obviously on our year-end call in February, when we give more specific guidance, we will be doing that on that call. So, again, the synergies are built into that guidance. And your second question —

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

Cost of debt.

Gregg Gilbert - BofA Merrill Lynch - Analyst

Cost of debt.

Adam Derbyshire - Salix Pharmaceuticals Ltd - EVP and CFO

It’s in the 4% to 5% range.

Gregg Gilbert - BofA Merrill Lynch - Analyst

Okay and some of the key patent lives, how you think of duration for the key assets from Santarus?

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

Uceris has patent protection that should protect it out until 2020. And Glumetza and Zegerid have a shorter life. They are going to be lost to generics in 2016, but we are aware of that and can plan for it. And we are comfortable with that.

Gregg Gilbert - BofA Merrill Lynch - Analyst

Okay, thanks, folks. I’ll get back in line.

Operator

David Amsellem, Piper Jaffray.

David Amsellem - Piper Jaffray & Co. - Analyst

Thanks. Just a couple on Santarus. So, I guess the first is, are you at all concerned about the trajectory of the Uceris prescriptions, which recently look to have slowed? How did you think about that in your diligence on Santarus?

Santarus also has spent a lot of resources on Ruconest. What are your thoughts on that product, given HAE is out of your traditional wheelhouse. What are your thoughts on Santarus’s efforts to pursue development in acute pancreatitis there?

And then lastly, you’ve mentioned primary care. Does this mean with the primary care sales force now that you would not necessarily need to undertake a major sales force expansion if you got label expansions in IBS or for Xifaxan or for Relistor? Thanks.

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

David, we believe that Uceris will greatly benefit from an increased presence in gastroenterology. And of course we believe we’ll be able to add value to that.

We’ve seen that the product works well, that physicians who try it seemed to adopt it rather quickly. Our market research tells us that they see efficacy pretty rapidly with this product. There are a lot of things about this product that we like a lot.

And of course, we also have what we believe could be a complementary product, if it’s approved. Of course we’re going to be filing it later this year, is our Budesonide Foam. We see those products as being able to be used complementary for ulcerative colitis patients who may need that.

No, we’re not concerned. We’re anxious to be able to get this transaction closed in the first part of 2014 and get our people trained on Uceris and be able to add value there.

As far as Ruconest, I think we don’t know a lot about it at this time. From what we know, I’m sure you’re familiar with the term jumping the gun, so in between announcing this deal and closing, we really can’t have a lot of interaction with Santarus.

They have to run their business on their own, we have to continue to run our business on our own. And I’m sure you and probably everybody on the phone is familiar with those rules.

Adam Derbyshire - Salix Pharmaceuticals Ltd - EVP and CFO

And, David, that’s why our projections do not include, for both Santarus and us, do not include any new approvals, new indications, product launches, no revenue synergies. So that’s why we provided the projections in that way.

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

And I think your next —

David Amsellem - Piper Jaffray & Co. - Analyst

Okay, and then the sales force, on the primary care sales force, how we should think about eventually? Expansions if you got TARGET 3 in the label or OIC?

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

Yes. I think it’s safe that you could assume that. But of course, as we make those decisions, we’ll keep everybody fully informed. Of course, it’s kind of premature to start giving numbers on that right now. But yes, I think it would be safe to assume that we would need an additional expansion if we are granted the IBS indication.

David Amsellem - Piper Jaffray & Co. - Analyst

All right, thank you.

Operator

Jason Gerberry, Leerink Swann.

Jason Gerberry - Leerink Swann & Company - Analyst

Sorry, I was on mute. Thanks for taking the question. Some of the feedback earlier we’re getting from investors is the multiple on the transaction seems a little high.

With the number of products from the Santarus portfolio coming out of patent, I’m wondering, is there a particular pipeline asset that you are particularly attracted to? Or, was the deal ultimately motivated by some cost sparing in terms of your need to invest in a primary care sales force down the road? I’ll stop there.

Adam Derbyshire - Salix Pharmaceuticals Ltd - EVP and CFO

Sure. Actually, if you look at it based on comparable companies and comparable transactions, the multiple is not much higher. And then, if you look at net for 2013, if you look at it against comparable companies and comparable transactions for 2014 and 2015, with or without synergies, it’s actually below those multiples. We think the multiple is fair.

Jason Gerberry - Leerink Swann & Company - Analyst

And then on opportunity for cost sparing from a primary care perspective?

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

On that last part of your question, obviously, one of the things that we were very interested in and very excited about, was being able to access that market now. Because we realize that with Xifaxan 550, that there is a lot of potential there in hepatic encephalopathy patients.

Our market research has shown us that somewhere in the neighborhood of 25% to 30%, could be even a little bit more than that, is treated by the primary care physician audience. And up until now we have not really had much of an access to that market. So, that was very exciting to us.

Jason Gerberry - Leerink Swann & Company - Analyst

And one last follow-up. Maybe I missed this in the press release, there’s a lot of information we’re getting tonight. Any chance, based on the enrollment of TARGET 3, we can get those data in the fourth quarter? Or we should be thinking about that as a next-year event?

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

Well, Dr. Forbes is with us so he’s probably best equipped to answer that.

Bill Forbes - Salix Pharmaceuticals Ltd - EVP, Medical, Research and Development and Chief Development Officer

Hi, Jason this is Bill Forbes. Let me just give you an update on TARGET 3. Operationally, TARGET 3 is progressing very well.

Based on the current enrollment methods and discussions with the GI division, we hope to submit our response to the complete response letter, right now probably at the later part of the first half of 2014. And, that will allow for an action hopefully to occur in the later part of 2014, the second half of 2014.

I’ll also add to that, we’ve been proactively engaged in discussions with the GI division regarding expectations around study conclusion and submission of the information needed to fully address the complete response letter. There have been several agreements have been put in place with the division including microbiome and sequencing, fecal antibiotic resistance, skin swabs for bacterial resistance and related data structure layouts. That has gone very well.

It has been the preference of the division to have all of the study data submitted and available for review in the complete response. We are in agreement that a review based on the totality of the study data collected provides for, oftentimes, provides for a much better assessment. And subsequently may have a better chance to affect labeling, which would provide better information to the physicians as well as to the patients and the prescribers.

I think with everything given, we’ve decided to work with the division as best we can to make sure that we bring all of the data in to them at one point in time, so they have at the beginning of their six-month review. As you know, a complete response to a complete response letter, they have six months to review it. Hopefully that will reduce the likelihood or potential for a delay and review, based upon request for additional information.

Jason Gerberry - Leerink Swann & Company - Analyst

So, top-line data from TARGET 3 could potentially be a 2Q event now? Just to be clear?

Bill Forbes - Salix Pharmaceuticals Ltd - EVP, Medical, Research and Development and Chief Development Officer

Correct.

Jason Gerberry - Leerink Swann & Company - Analyst

Thank you.

Operator

Tim Lugo, William Blair.

Tim Lugo - William Blair & Company - Analyst

Thanks for the question and congratulations on the transaction. Obviously the Company has a positive Phase III with the MMX compound in traveler’s diarrhea. Can you tell us how that fits with your own Xifaxan next-generation compound? And how that fits in with even in the TD indication?

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

As part of this negotiation and as part of this transaction, we are actually returning erythromycin MMX to Cosmo. But we, of course, will be keeping Uceris.

Tim Lugo - William Blair & Company - Analyst

And, is that the only asset that you will be looking to divest?

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

Yes.

Adam Derbyshire - Salix Pharmaceuticals Ltd - EVP and CFO

Yes.

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

At this time there are not plans to divest anything else.

Tim Lugo - William Blair & Company - Analyst

All right, thank you.

Operator

Andrew Finkelstein, Susquehanna Financial Group.

Andrew Finkelstein - Susquehanna Financial Group - Analyst

Thanks very much for taking the question. One quick one off the bat, the guidance you provided for 2014. How is tax provided in that? Is it comparable $3.20 for this year or the $3.68? And then second, could you talk at all about the process? And given the possibility of another bid, your comfort that you have, the financial capacity to raise additional financing if needed? Thanks.

Adam Derbyshire - Salix Pharmaceuticals Ltd - EVP and CFO

Sure, yes. The tax rate that is assumed is an effective rate of 38% so, it would be in line with the $3.20. And, your second question — I really don’t think we can comment, that’s just hypothetical.

Andrew Finkelstein - Susquehanna Financial Group - Analyst

Okay. Then if I could, could you talk at all about the sales force structure that you see post the deal? And where you think the biggest incremental return is to generate those revenue synergies? What products benefit the most from additional promotion?

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

Actually, at this time, we aren’t allowed to have finite or definitive plans or discuss those because the transaction has not closed. We have to wait until after the close of the transaction to roll that out. Obviously, we do have some thoughts and plans but, we really don’t want to discuss those at this point.

Xifaxan, being our largest product, obviously you would expect it to benefit from being able to go into the primary care marketplace in a much larger way. As I mentioned earlier, we know that we are missing a lot of hepatic encephalopathy business in that market. And then of course, we believe that Uceris will benefit greatly from having a lot of increased exposure in gastroenterology if the transaction should proceed to close as we expect it to.

Andrew Finkelstein - Susquehanna Financial Group - Analyst

So, even separate from this transaction, if on your own you were going to have additional reps, your biggest priority would be to have them in HE in a primary care setting.

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

Well, to be able to have them sooner. We have repeatedly said that should be get the IBS-D indication, or should we get an indication potentially in chronic pain for opioid induced constipation, we have talked repeatedly in the past about wanting to increase our presence in primary care, for either of those products, primarily IBS-D.

And, this allows us to do that prior to that approval, because we also had said repeatedly we wouldn’t take a step like that and add a large number of representatives without having the approval first. So, this allows us, hopefully, to be able to have a presence there and be established with representatives knowing their way around, knowing their physicians, having good relationships, et cetera, prior to that approval.

This allows us to have a sales force that’s already profitable right out of the gate. That is something we were very interested in. Whenever we’ve been asked business development questions, we have signaled that that was something that was of particular interest to us.

Andrew Finkelstein - Susquehanna Financial Group - Analyst

Thanks very much.

Operator

Irina Rivkind, Cantor Fitzgerald.

Irina Rivkind - Cantor Fitzgerald - Analyst

Hi, thanks for taking the questions. I have three quick ones. Number one, do you feel like you’re done with M&A for some time now? Or will you still opportunistically add to your portfolio?

The second question is, on the erythromycin that you return to Cosmo, do you view that product as any strategic threat to Xifaxan in case anyone else picks it up? And then the final question is on TARGET 3 data.

Wondering when you release the top line, are you going to also present results from some of your microbiologic studies? Or are you just going to present safety and efficacy? Thanks very much.

Adam Derbyshire - Salix Pharmaceuticals Ltd - EVP and CFO

Sure, Irina, I’ll cover the M& A question. Clearly we’re not looking to do anything along these lines. But, no, you know our philosophy about business development. We never stop looking, we can’t afford to stop looking, so we will continue looking.

The things that we are looking at right now are more of those tuck away type opportunities like we did with Doctor Falk Pharma for Apriso and Budesonide Foam, where it’s a late stage opportunity that requires minimal money upfront. We do the development and there could be some milestones associated with it. So those are the kinds of things that we are looking at and we have room to do more of those kinds of things.

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

As far as erythromycin MMX being a strategic threat, it looks as though from one completed study, that they do have efficacy in traveler’s diarrhea. But traveler’s diarrhea is less than 1% of our business. It’s an insignificant portion of our business.

With hepatic encephalopathy and with IBS we know that there is a lot of small bowel involvement, maybe predominately, we’re not — I don’t guess anyone knows for sure. But we certainly know for a drug to be effective there, it would have to have small bowel effect.

And of course with the MMX technology, one of the beautiful things about that is it protects it gets to the colon, but it’s also a drawback if you need small bowel efficacy. As for the TARGET 3 data and releasing microbiome data, I’ll defer that to Dr. Forbes.

Bill Forbes - Salix Pharmaceuticals Ltd - EVP, Medical, Research and Development and Chief Development Officer

Irina, I think that would be the goal, is to try to release information on the totality of the package when we do the press release. I think as it relates to the microbiome, that is another component that the agency would like to see completed and part of the full package.

When we took a look at all the time lines, it made sense to push it back a little bit, make sure we give them the totality of the data, so that they can do their review as efficiently as possible. We’ve been able to put some great progress on the microbiome data. So, we’re certainly encouraged early on with what we see and we want to make sure that gets into the package as well. Hopefully we’ll press release that at the same time.

Irina Rivkind - Cantor Fitzgerald - Analyst

Thanks very much.

Operator

Mario Corso, Mizuho USA.

Mario Corso - Mizuho Securities - Analyst

Good evening, thanks for taking my questions. I understand you can’t give projections. Can you talk a little bit about sales force size, your own now, what does Santarus brings to the table?

I know with Uceris, for example, I think Santarus have been talking about peak type sales of $300 million. So, I’m assuming with a larger sales force, you would believe you could do better than that?

And then secondarily, on Xifaxan, anything unusual in the quarter, be it inventory, price, anything like that? Thank you very much.

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

Mario, I’ll start with sales force size. Currently, we have two sales forces. I’m sure you know this. We’ve had grand’s Futura, probably 100 representatives in each.

We also have a 40-person institutional sales force. And then we have a group of people in federal accounts, HIV therapeutic specialists, a national accounts group. And so with this, as I mentioned earlier, we really aren’t allowed to give definitive answers.

But I can tell you that we’ve looked at initially wanting to start in primary care with somewhere in the neighborhood of 160 to 180, somewhere in that range possibly. And then you could expect that adding an additional GI sales force, it would be in the approximate range of the other two. I think we can talk in those terms.

As far as peak year sales on Uceris, yes, we do see that product peaking out at something north of $300 million. I think we’re looking more in the $500 million range for that product. And then, I forgot you’re asking about Xifaxan.

Adam Derbyshire - Salix Pharmaceuticals Ltd - EVP and CFO

Mario, in terms of Xifaxan, demand for the quarter was about $159 million. Of course we shipped $165 million, $166 million so it was a little bit ahead of demand.

Operator

Gary Nachman, Goldman Sachs.

Gary Nachman - Goldman Sachs - Analyst

Good afternoon, a few questions. First, Adam, what will the debt-to-EBITDA be when you close the deal? How quickly could you get it down to below four times or the target of three times? Could that actually be sooner than three years? Any manufacturing synergies that you would expect from this transaction? Then I’ll ask a follow-up.

Adam Derbyshire - Salix Pharmaceuticals Ltd - EVP and CFO

Based on annualizing third quarter, you’re roughly looking at 5.5 times. If you look at our EBITDA, our pro forma EBITDA, by analyzing third quarter, it’s about $540 million. Obviously that will be growing at a rapid rate. So you can imagine that we can de-lever rapidly. We said three years and we’re very comfortable within three years that we can get to the 3 times level that we want to get to.

Gary Nachman - Goldman Sachs - Analyst

Okay. And then manufacturing synergies? Anything between the two Companies that can help improve margins?

Adam Derbyshire - Salix Pharmaceuticals Ltd - EVP and CFO

We actually share some of the same manufacturers. But they’re typically, for instance Xifaxan, it has a dedicated line, a couple of our products have dedicated lines. I guess there are synergies in terms of the relationship, but really no major savings with respect to manufacturing.

Gary Nachman - Goldman Sachs - Analyst

Okay. And then Carolyn, has your view changed at all in terms of the potential risk for a generic Xifaxan? Or are you just as confident today as you were 6 months, 12 months ago that the hurdles a pretty high there? Just considering the bioequivalence guidelines that are out there. Where do you stand today on that? Thanks.

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

Yes, I am just as confident today as I have been in the time periods that you mentioned. We just have a tremendous amount of IP around this product now. We’ve worked very hard on that.

And of course we have orphan through March 24, 2017. The bioequivalence draft, bioequivalence guidance by the FDA is a pretty high hurdle. Yes, for all of those reasons we do have as much comfort level as you ever have.

Gary Nachman - Goldman Sachs - Analyst

Okay, thank you.

Operator

Annabel Samimy, Stifel.

Annabel Samimy - Stifel Nicolaus - Analyst

Hi, thanks for taking my question. I just wanted to go back to the products and the sustainability of the products. We’re well aware of 2016 close for both the Zegerid and Glumetza. You mentioned that you had some strategies to deal what that. Maybe you can highlight those?

Also, for Uceris, that goes out to 2020, You mentioned also that you feel comfortable with that product can be closer to $500 million range rather than $300 million to $350 million range. The products essentially have anywhere between two years of life and obviously out to 2020, that’s about six years of life.

What are some of the strategies that you’re doing to get a little bit more sustainability of these products? Then on the question of erythromycin, given that it is MMX technology and it targets the bowel, and your focused a little bit more on the small intestine, what was the rationale for giving back the product, given that you could have potentially targeted some other indications that involve the bowel? Thanks.

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

Starting with your last question first, it was just a part of the negotiation. And so, that is really about all we can comment on, on that. We certainly can’t comment on the negotiation that took place there. But, that was part of the negotiation.

We are very comfortable with our products in the large markets that they are in. I really don’t know much else to say about that. As far as Glumetza and Zegerid, I would imagine you’re fairly familiar with Santarus, maybe not, but if you are, you realize that the profitability on Glumetza is not nearly as strong as it is on a product such as Uceris.

So, even when potentially revenue is lost, the profitability as Uceris ramps is going to really take care of a lot of that. On Uceris, as far as we believe that it could, or does have potential to be larger. It’s really just the frequency of calls, the number of calls, the expanded presence. We will put all of the usual marketing muscle that we do with our other products, behind it.

There’s certainly, unfortunately a lot of Crohn’s patients. It’s an unsatisfied market in many respects. These patients are often on multiple products. We just believe that this product has a great future, and that we will be able to achieve sales in that range.

Annabel Samimy - Stifel Nicolaus - Analyst

Okay, if I could just follow up on the Uceris question. Santarus was doing a lot of additional development to potentially expand the label past ulcerative colitis. Are you committing additional R&D to that product to be able to expand the label to Crohn’s disease or microscopic colitis or any of the other indications?

Adam Derbyshire - Salix Pharmaceuticals Ltd - EVP and CFO

Again, until this deal closes, that’s why in our projections, we did not include any upside for Santarus or Salix for any pipeline, new indications, new launches. So until this closes, we really can’t comment.

Annabel Samimy - Stifel Nicolaus - Analyst

Okay and if I could ask one more on the debt situation. Did you mentioned how much debt you would be raising? Are you raising additional debt here?

Adam Derbyshire - Salix Pharmaceuticals Ltd - EVP and CFO

It’s in the Press Release. It’s $1.95 billion.

Annabel Samimy - Stifel Nicolaus - Analyst

Okay, thank you.

Operator

John Newman, JMP Securities.

John Newman - JMP Securities - Analyst

Hi, guys, thanks for taking the questions and congrats on a nice deal. Just wanted to ask, when you were doing the due diligence on this deal, if you can comment on your thoughts to the magnitude of damages that you might receive from the litigation with Par over Zegerid? I also had a more general question on whether you have considered, or may consider, going forward trying to establish a lower tax structure as many of your peers have? And then —

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

Oh, you’ve got a third one.

John Newman - JMP Securities - Analyst

Sorry. My last question was, given your initial thinking on Ruconest, I’m curious if you have any thoughts as well on the SAN-300 pipeline asset that’s being tested in RA and potentially going forward in ulcerative colitis? Thanks.

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

As far as any potential damages, I mean obviously we have had done due diligence. We’ve done a lot of diligence before doing a transaction like this, but we are not going to speculate on what that might be. We just don’t think it would be wise to do that.

And, the same thing on Ruconest and SAN-300, we really are not allowed to talk about that in our guidance, we didn’t include any of that. So, we would wait for this transaction to close.

And then of course our R&D people have already had some conversations with R&D people at Santarus. They’re doing good work over there, so we will collaborate and work closely. We’ll just have to give you an update at a later point, but we’re not really going to go much beyond that right now.

John Newman - JMP Securities - Analyst

And then, your thinking regarding longer-term thoughts on your tax structure and whether you might try to address that at some point?

Adam Derbyshire - Salix Pharmaceuticals Ltd - EVP and CFO

What we’ve said about that is that, we like for our M&A and business development activities to remain strategic. If in the future we do come across something that is of that nature, and there’s a tax benefit to it, then by all means, we would do that. But we’re not right now in a position to go after something just to have a tax arbitrage.

John Newman - JMP Securities - Analyst

Great. Thank you very much.

Operator

Gregg Gilbert, Merrill Lynch.

Gregg Gilbert - BofA Merrill Lynch - Analyst

Hi, I just have one follow-up or Dr. Forbes. I’m sorry if I’m being thick about this but as it relates to your IBS program and now filing by midyear, I’m curious about the communication though of whether you hit or miss to the primary endpoint. Do you still expect to know that late this year or early next?

Isn’t that something that in an of itself is material enough that we should at least be notified of that? We, being the investment community? Or am I missing something there? I understand the FDA strategy part, I’m just asking more about the communication of, did you hit or miss on the primary endpoint?

Bill Forbes - Salix Pharmaceuticals Ltd - EVP, Medical, Research and Development and Chief Development Officer

Let me answer it straight up. We haven’t done analysis on the primary endpoint. We won’t do that until the study completes and we provide all the information. So when we do the analysis, of course that will be material and we’ll go ahead and announce it.

The study’s enrolling very quickly and the patients are relapsing. So I think the news here is that the study is performing as expected and we hope that when we have a chance to unblind everything, when everybody’s done, we’ll have the microbiome data as well as the top-line data.

It’s not that we have the data and we’re not disclosing it, it’s that we haven’t done the analysis. So, we anticipate that could be given to you all at once. And as I said, I think it’s really looking at second quarter of next year.

Gregg Gilbert - BofA Merrill Lynch - Analyst

Okay, thanks, that’s very clear.

Operator

Ladies and gentlemen, that’s all the time we have for questions today. At this time I’d like to turn the conference back to Ms. Carolyn Logan for any additional or closing remarks.

Carolyn Logan - Salix Pharmaceuticals Ltd - President and CEO

I’d just like to say thank you for joining us today and we look forward to speaking with you on our next call. Have a nice evening, everyone. Goodbye.

Operator

This does conclude today’s conference. Thank you for your participation.

Cautionary Statement Regarding Forward-Looking Statements

Please Note: The materials provided herein that are not historical facts are or might constitute projections and other forward-looking statements regarding future events. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, our expectations might not be attained. Forward-looking statements are just predictions and are subject to known and unknown risks and uncertainties that could cause actual events or results to differ materially from expected results. Factors that could cause actual events or results to differ materially from those described herein include, among others: uncertainties as to the ability to successfully complete the proposed transaction in accordance with its terms and in accordance with the expected schedule; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived, including the tender of at least a majority of the outstanding shares of Santarus common stock or that a governmental entity may prohibit or refuse to grant any approval required for the consummation of the proposed transaction; risks associated with the proposed debt financing, including that it not close or that its terms are unfavorable; the unpredictability of the duration and results of regulatory review of New Drug Applications, Biologics License Applications and Investigational NDAs; generic and other competition in an increasingly global industry; litigation and the possible impairment of, or inability to obtain, intellectual property rights and the costs of obtaining such rights from third parties in an increasingly global industry; the cost, timing and results of clinical trials and other development activities involving pharmaceutical products; post-marketing approval regulation, including the ongoing Department of Justice investigation of Salix’s marketing practices; market acceptance for approved products; revenue recognition and other critical accounting policies; the need to acquire new products; general economic and business conditions; and other risks detailed in each of Salix’s and Santarus’ prior press releases and public periodic filings with the SEC. Readers are cautioned not to place undue reliance on the forward-looking statements included herein, which speak only as of the date hereof. Neither Salix nor Santarus undertakes to update any of these statements in light of new information or future events, except as required by law.

About the Tender Offer

The tender offer for the outstanding common stock of Santarus has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Salix and Merger Sub will file a tender offer statement on Schedule TO with the SEC, and Santarus will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer to purchase shares of Santarus’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, as each may be amended from time to time, will contain important information that should be read carefully by Santarus’ stockholders before any decision is made with respect to the tender offer. These materials will be sent free of charge to all of Santarus’ stockholders when available. All stockholders of Santarus may obtain a free copy of the tender offer statement and the solicitation/recommendation statement (when available) on the SEC’s website: www.sec.gov or by directing such requests to the Information Agent for the tender offer, which will be named in the tender offer statement. Copies of Santarus’ filings with the SEC may be obtained free of charge at the “Investors” section of Santarus’ website at www.santarus.com.

SANTARUS’ STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

On November 8, 2013, the chief executive officers of Santarus and Salix distributed the following email to Santarus’ employees:

Date: November 8, 2013

To: Santarus Employees

From: Gerry Proehl and Carolyn Logan

We wanted to follow up on earlier communications about Salix’s intent to acquire Santarus and we felt a joint communication would be best. We understand that at this time you have many questions and we hope to answer some of those when Salix visits Santarus on Monday, November 11th. We will hold a meeting at the Marriott for San Diego employees at 8:30 am. We will hold a call with the field at 10:30 am and dial in information will be sent to you separately.

Salix and Santarus employees have both worked hard to achieve considerable success as standalone companies. It is our goal to continue these successes as a larger, more diversified and financially capable company. Once the transaction is final, Salix and Santarus senior management teams will be meeting to discuss future plans for Santarus employees and projects. It is our desire that in a relatively short period of time post closing, we will be able to share our plans with each of you regarding your position and projects. In addition to combining development programs, Salix is also looking forward to combining sales forces to increase our market impact and give even greater voice to our combined products.

We do ask that all employees stay focused on the programs and goals currently in place. Until the transaction is closed in the first quarter of 2014, each company will continue to operate as an independent business and pursue their individual agendas and goals. We ask that if you interact with employees from Salix, you maintain that independence. Any questions on this should be addressed to your manager. We are both committed to communicating as fully and timely as possible.

The Salix senior team looks forward to meeting with you on Monday and sharing more about our company and core values.

Gerry Proehl	Carolyn Logan
President and CEO	President and CEO
Santarus, Inc.	Salix Pharmaceuticals

Additional Information about the Transaction and Where to Find It

Under the terms of the definitive merger agreement, Salix intends to commence a cash tender offer to acquire all of the outstanding common stock of Santarus. Following completion of the tender offer, Salix will acquire all remaining shares of Santarus common stock not tendered in the offer through a second step merger at the same price per share paid in the tender offer. The tender offer has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Santarus. The solicitation and the offer to buy shares of Santarus’ common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Salix and Willow Acquisition Sub Corporation, a wholly-owned indirect subsidiary of Salix (“Merger Sub”), intend to file with the Securities and Exchange Commission (the “SEC”). In addition, Santarus will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Santarus on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Santarus under the “Investors” section of Santarus’ website at www.santarus.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF SANTARUS AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES IN THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

Statements in this communication that are not a description of historical facts are forward-looking statements. Santarus has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include without limitation statements regarding the planned completion of the tender offer, merger and the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Santarus stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; and other risks detailed in each of Salix’s and Santarus’ public periodic filings with the SEC, as well as the tender offer documents to be filed by Salix and Merger Sub, and the Solicitation/Recommendation Statement to be filed by Santarus. Readers are cautioned not to place undue reliance on the forward-looking statements included in this communication, which speak only as of the date hereof. Neither Santarus nor Salix undertakes to update any of these statements in light of new information or future events, except as required by law.